(Letterhead)


April 5, 2005

Mr. Steven Jacobs, Senior Staff Accountant
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Re:      Systems Management Solutions, Inc.
         Form 10-KSB for the year ended June 30, 2004
         Form 10-QSB for the quarter ended September 30, 2004
         File No. 000-30803

Dear Mr. Jacobs:

This letter is intended to respond to your letter of February 24, 2005. In that regard we are filing a 10-KSB/A for the period ending June 30, 2004 and we have included the relevant paragraphs from your letter and our responses thereto, as follows:

" Item 6, Management's Plan of Operations"

            As suggested, we will include a discussion of how long we anticipate that the company can satisfy its current cash requirements on a short term and long-term basis. We will also disclose the causes of all material changes from period to period in the company's financial statements, including any significant elements of income or loss not arising from continuing operations. Finally, we will include required information regarding critical accounting policies.

"Consolidated Statement of Operations, Page F-3

      4. Please amend to present financial data for two full fiscal years as well as the transition period ended June 30, 2003 in your consolidated statements of operations, stockholders' deficit and cash flow. You must also present prior year comparable data for the transition period ended June 30, 2003 on the face of the financial statements or through footnote disclosure. Refer to
Item 310(a) of Regulation S-B".

Response: See changes to the financial statements.


"Consolidated Statement of Stockholder's Deficit, page F-4

      5. In the Notes to Financial Statements, elaborate upon the substance of the $777,473 cash contributed by your majority shareholder. Is the Company obligated to repay any portion of this advance? Was additional equity issued in exchange for this contribution? Disclose pertinent details and related accounting implications of the financing in future filings".

Response: See question 6 and changes to the financial statements.

"Consolidated Statements of Cash Flow, page F-6

      6. Supplementally advise us of your basis in GAAP for recognizing your investment and subsequent impairment of ASPECT in your consolidated statement of cash flow. You state that ASPECT is a wholly-owned subsidiary, and therefore it appears that these transactions should be eliminated upon consolidation. Furthermore, the purchase and impairment are recorded in the period ended June 30, 2003, but you disclose that you did not purchase ASPECT until July 1, 2003. Please clarify to us and explain in the notes to the financial statements".

Response: Aspect (Formerly Biolynx) was a related party to Supreme Holdings before the acquisition on July 1, 2003. Money was loaned to Supreme Holdings by a majority shareholder for the purpose of advancing funds to Aspect. The notes receivable, totaling $777,473, were impaired by Supreme Holdings prior to the acquisition of Aspect $300,000 in 2002, and $477,473 in 2003). Because the purchase of Aspect was known prior to the filing, the impairment was classified to an "investment in Aspect" instead of "loans receivable".

Because the balance of $777,473 notes receivable had previously been impaired on Supreme Holdings' books, and remained as a payable on Aspect's books, an adjusting entry was made to additional paid in capital.

      7. "Please supplementally advise us of your basis in GAAP for classifying lease payments as a cash outflow from financing activities".

Response: This was a capitalized lease. See changes to the financial statements.

      8. "In future filings, disclose the amount of cash paid for interest in accordance with paragraph 27 of SFAS 95".

Response: We will disclose amount of cash paid for interest in future filings.

      9. "Please revise to provide separate disclosure of cash flows from discontinued operations for each category and consistently for each period. Also, please ensure that amounts are not netted within each category".

Response: See changes to Statement of Cash Flow.

"Note 9 - Purchase of ASPECT, page F-11

      10. It appears that you are required to file audited financial statements in conjunction with your acquisition of ASPECT pursuant to Item 310(c) of Regulation S-B. Please advise us why these financial have not yet been filed, as well as your intention to file them in the future".

Response: The audited financial statements for ASPECT were filed in the 10QSB/A for quarter ended December 31, 2003.

      11. "It is unclear why you have presented a pro forma consolidated condensed income statement in connection with the ASPECT acquisition. It appears that ASPECT was acquired on July 1, 2003, and therefore the operations of ASPECT should be included in your historical statements of operations for the full fiscal year ended June 30, 2004. Item 310(d) of Regulation S-B only requires the presentation of a pro forma income statement reflecting the combined operations of the entities for the latest fiscal year, in which this case would be the twelve months ended June 30, 2004. Please remove this pro forma statement in your amended Form 10-KSB".

Response: The pro forma statement has been removed in the 10KSB/A.

      12. "We note that the goodwill recorded as part of the ASPECT acquisition represents a significant portion of the purchase price allocation. Pursuant to paragraph 51(b) of SFAS 141, please explain your business purpose for acquiring ASPECT in excess of its fair market value. In addition, please advise us why you have not allocated any purchase price to other intangible assets such as those identified in paragraph A14 of SFAS 141. Finally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill".

Response: The agreement to purchase Aspect was signed several months before closing. At the time the agreement was signed, management believed the purchase price of Aspect to be a fair value, thus creating the Goodwill.

      13. "We also note that you had an impairment of goodwill shortly after consummation of the acquisition. Clarify what caused the impairment so soon after the transaction was consummated. Please also address this comment as it relates to the YCO acquisition".

Response: See question 12.

"Note 10-Equity, page F-12

      14. You state that SMS authorized 50,000 shares of Series A Cumulative Convertible Preferred Stock on May 17, 2004, then increased the number of shares authorized to 60,000 on April 23, 2004, a date which precedes the initial authorization. You also state that the conversion ration of the shares is based on $0.20, the fair market value of the underlying common stock. Is the conversion rate based upon $0.20 or the fair market value of your common stock on the date of conversion? Please clarify these items as part of the discussion of your Series A Stock in future filings".

Response: These items will be discussed in future filings.

"Note 13-Discontinued Operations, page F-14

      15. Supplementally advise us of and disclose in future filings the nature of the $2.7 million recorded as income from disposal of discontinued operations for the year ended June 30, 2004. Disclose which entity generated this income, the nature of the income and its relationship to the $0.6 million loss from discontinued operations recognized for the same period. It appears that the income relates to YCO Holdings, but it is unclear how you could have recognized income or a gain on disposal from this subsidiary since it has negligible assets, has ceased operations and is currently subject to Chapter 17 of SFAS 5. Finally, please revise to separately present income from discontinued operations per share on the face of the income statement or in the notes as required by paragraph 37 of SFAS 128".

Response: The $2.7 million represents the liabilities that was discharged pursuant to the closing of the bankruptcy case.


If you have any questions, please do not hesitate to contact our accountants, Malone & Bailey, LLPC at (713) 266-0530.

Regards,



Jim Karlak
Chairman, President and CEO
Systems Management Solutions, Inc.